UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            DNB Financial Corporation
================================================================================
                                (Name of Issuer)

                     Common stock, par value $1.00 per share
================================================================================
                         (Title of Class of Securities)

                                   233237 10 6
================================================================================
                                 (CUSIP Number)

                                Bruce E. Moroney
                         EVP and Chief Financial Officer
                            DNB Financial Corporation
                               4 Brandywine Avenue
                              Downingtown, PA 19335
                                 (484) 359-3153
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2005
================================================================================

     (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 233237 10 6
================================================================================
               1. Names of Reporting Person - William S. Latoff
--------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group
                  (a)
                  (b) X

--------------------------------------------------------------------------------
               3. SEC Use Only
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization - U.S.A.
--------------------------------------------------------------------------------

                     7. Sole Voting Power 162,655
                   -------------------------------------------------------------
                     8. Shared Voting Power
                   -------------------------------------------------------------
                     9. Sole Dispositive Power - 162,655
                   -------------------------------------------------------------
                    10. Shared Dispositive Power
                   -------------------------------------------------------------

              11. Aggregate Amount Beneficially Owned by Reporting Person -
                  162,655
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11) 6.73 %

--------------------------------------------------------------------------------
              14. Type of Reporting Person IN
--------------------------------------------------------------------------------

================================================================================

Item 1.  Security and Issuer

The class of securities to which this statement relates is common stock, par value $1.00 per share (the "Common Stock"), of DNB Financial Corporation (the "Issuer"), and the principal executive offices of the Issuer are located at 4 Brandywine Avenue, Downingtown, PA 19335.

Item 2.  Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows: During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (a)  Name: William S. Latoff

          (b) Business address: c/o DNB Financial Corporation, 4 Brandywine Avenue, Downingtown, PA 19335

          (c) Present principal occupation or employment: Mr. Latoff is the Chairman and Chief Executive Officer of the Issuer, whose principal business address is 4 Brandywine Avenue, Downingtown, PA 19335.

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

The sources of funds used to purchase shares of Common Stock owned by William S. Latoff were personal funds. Mr. Latoff did not borrow any of the funds used to purchase any of the Common Stock. Of the 162,655 shares reported, 50,352 are represented by unexercised options to acquire shares granted by the Issuer to Mr. Latoff. Since April 19, 2005, the date of the last transaction covered by the original report, all shares of Common Stock acquired by Mr. Latoff were acquired by purchase (35,083 shares), by grant of restricted shares from the Issuer at no cash consideration (4,200 shares) or by option grant by the Issuer for no cash consideration (17,000 shares).

Item 4.    Purpose of Transaction

Messrs. Latoff has acquired all shares of Common Stock for general investment purposes. Mr. Latoff may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock.

Mr. Latoff in his capacity as an investor in securities of the Issuer, has no plan or proposal with respect to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

          (a) William S. Latoff beneficially owns, for purposes of this report, 162,655 shares of Common Stock, which represent 6.73% of the shares of Common Stock outstanding as of December 27, 2005.

          (b) Of the shares beneficially owned by William S. Latoff, all are held by Mr. Latoff directly, over which he has sole voting and dispositive power.

          (c) The following transactions in the Common Stock of the Issuer have occurred since April 19, 2005 that were effected by William S.
               Latoff:



Person Effecting           Date        No. Shares    Price/Share     Where/How Effected
-----------------        ---------     ----------    -----------  ------------------------
William S. Latoff        5/25/2005       4,200            $0      Equity compensation plan award
William S. Latoff        8/11/2005      561.56        $25.00      Cash open market purchase



William S. Latoff        8/12/2005     148.515        $25.25      Cash open market purchase
William S. Latoff        11/1/2005     129.573        $20.50      Cash open market purchase
William S. Latoff       11/14/2005      324.63        $21.25      Cash open market purchase
William S. Latoff       11/14/2005      28,572        $21.00      Cash purchase from Issuer in Regulation D offering
William S. Latoff       12/22/2005      17,000           N/A      Grant of unexercised stock option
William S. Latoff       12/27/2005       5,347            $0      5% Stock Dividend
TOTAL                                56,283.28



(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No additional contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Latoff and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into since the date of the original report.

The Issuer granted William S. Latoff 4,200 shares of restricted stock on May 25, 2005. Resale of such shares is contractually restricted to the earlier of 3 years after grant or a change in control of the Issuer.

The 28,572 shares purchased by Mr. Latoff on November 14, 2005 in the Issuer's Regulation D offering are subject to resale restrictions in accordance with SEC Rule 144 and other applicable laws and regulations.

William S. Latoff holds options to acquire an aggregate of 50,352 shares of Common Stock granted under the Stock Option Plan. All such options were granted pursuant to stock option agreements entered into by between the Issuer and William S. Latoff. The material terms of William S. Latoff's options are set forth in the table below.



    Number of                              Exercise                    Expiration     Name of Equity
 Underlying Shares     Exercisable (1)      Price       Grant Date         Date       Incentive Plan
---------------------------------------------------------------------------------------------------------------------
       1,710            12/31/1998         23.8586       6/30/1998      6/30/2008     1995 Stock Option Plan of
                                                                                      DNB Financial Corporation
                                                                                      (as amended and restated,
                                                                                      effective as of April 27, 2004)
---------------------------------------------------------------------------------------------------------------------
       1,709            12/31/1999         19.1884       6/30/1999      6/30/2009     Same as above
---------------------------------------------------------------------------------------------------------------------
       1,708            12/31/2000         10.1709       6/30/2000      6/30/2010     Same as above
---------------------------------------------------------------------------------------------------------------------
       1,707            12/31/2001         12.3014       6/30/2001      6/30/2011     Same as above
---------------------------------------------------------------------------------------------------------------------
       1,707            12/31/2002         18.5519       6/30/2002      6/30/2012     Same as above
---------------------------------------------------------------------------------------------------------------------
       1,707            12/31/2003         20.5766       6/30/2003      6/30/2013     Same as above
---------------------------------------------------------------------------------------------------------------------
      23,100             4/18/2005         26.7619       4/18/2005      4/18/2015     Same as above
---------------------------------------------------------------------------------------------------------------------
      17,000            12/22/2005            19.3      12/22/2005     12/22/2015     Same as above
---------------------------------------------------------------------------------------------------------------------



Item 7.  Material to Be Filed as Exhibits


Not applicable.

                                   Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 30, 2005
----------------------------------------------
Date

/s/ William S. Latoff
----------------------------------------------
Signature